EXHIBIT (e)(1)(b)

SCHEDULE B

Eaton Vance Growth Trust Amended and Restated Distribution Agreement March 7, 2011

Name of Fund	Distribution Fee Payable

Eaton Vance Focused Growth Opportunities Fund – Class C Shares	1.00%
Eaton Vance Focused Value Opportunities Fund – Class C Shares	1.00%
Eaton Vance Richard Bernstein Multi-Market Equity Strategy Fund – Class C Shares	1.00%